Exhibit 99.1

Wednesday, 10 January 2018

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 20,177,702 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2017/18 interim dividend, National Grid’s registered capital consists of 3,637,747,827 ordinary shares, of which 250,755,448 shares are held as treasury shares; leaving a balance of 3,386,992,379 shares with voting rights.

The figure of 3,386,992,379 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the Financial Conduct Authority’s Disclosure and Transparency Rules.

The current terms and conditions of the scrip dividend scheme are available on the Company’s website at www.nationalgrid.com in the Investors section, from Link Asset Services (formerly Capita Asset Services) 0371 402 3344, nationalgrid@linkgroup.co.uk and are also set out in full in the announcement released by the Company on 9 January 2018.

Contact: Ceri James, Company Secretarial Assistant (020 7004 3116)